Citadel Broadcasting Corporation

7201 West Lake Mead Boulevard, Suite 400

Las Vegas, NV 89128

(702) 804-8204

January 9, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Citadel Broadcasting Corporation

Form 10-K for the Year Ended December 31, 2007 and Definitive

Proxy Statement Incorporated by Reference

Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 7, 2008

File No. 001-31740

Dear Mr. Spirgel:

This letter sets forth the response of Citadel Broadcasting Corporation (the “Company”) to the Staff’s comments to the above-referenced filings, which were transmitted on December 11, 2008 to the Company by letter dated December 10, 2008. This response letter is being filed via EDGAR in accordance with the rules and regulations of the United States Securities and Exchange Commission (“Commission”).

Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company. All capitalized terms used but not defined in this letter have the meanings ascribed to them in the Company’s Form 10-K for the fiscal year ended December 31, 2007.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Components of Expenses, page 49

1.	Please discuss the specific deterioration in the radio marketplace of the ABC Radio Business that contributed to the impairments of your FCC licenses and goodwill. Your discussion should include, but not be limited to, the following: whether you overpaid for the acquired business, what went wrong with the acquired business, what it means to your future business in this marketplace, and any impact the acquired business may have on your future revenues, earnings and cash flows. We note your general disclosure that you may have future non-cash impairments that will have a material impact on your financial condition and results of operations. Please provide us with your proposed disclosures.

Response:

In early 2005, The Walt Disney Company (“TWDC”) decided to divest itself of the ABC Radio Business and the Company was one of several entities that over the course of approximately nine months participated in a competitive bidding process to acquire the business. In February 2006, the terms of the transaction were finalized and the Company and TWDC entered into the ABC Radio Merger Agreement (the “Merger Agreement”). In February 2006, Citadel obtained fairness opinions from both JP Morgan and Merrill Lynch prior to entering into the Merger Agreement. Based upon these opinions and other factors, when the Company entered into the Merger Agreement, the Company believed it was paying fair consideration for the business.

During the extended period of time that the ABC Radio Business was held for sale, the revenue of the major markets (where the ABC Radio Business operated) started to decline and the revenue and performance of the ABC Radio Business declined at an even faster rate. In November 2006, the parties renegotiated the terms of the original agreement to partially compensate for this decline.

The lengthy period of over two years when the ABC Radio Business was held for sale until the closing of the transaction in June 2007 was an uncertain time for the ABC Radio Business. The Company believes that the decline in the ABC Radio Business beyond the market decline generally was in part due to this uncertainty surrounding the business. For example, this extended timeframe made it difficult to attract and hire quality employees who were unsure if their employment would be effected by the new owners’ plans for the business. In addition, there was limited investment in the business by the prior owner, resulting in among other things, an effort to maintain status quo rather than invest in new and innovative programs.

Upon closing the Merger in June 2007, the Company’s management believed that over time, the ABC Radio Business would recoup ground that had been lost. The Company believed that over the next two years after the Merger, revenues and performance would increase, in part, due to expected management and programming changes.

The implicit purchase price multiple for the ABC Radio Business was evaluated against other public companies within the radio industry as of June 30, 2007, and the Company believed that the multiple was reasonable and comparable to others in the industry and therefore it was more likely than not that the fair value of the ABC Radio Business was in excess of the carrying value as of June 30, 2007. The Company also believed that if future declines in operations of the ABC Radio Business and declines in purchase price multiples for the radio industry would continue, this could result in the carrying values exceeding the fair value, which would result in impairment charges. After the ABC Radio Business was acquired, the radio industry was beginning to experience a slow down, especially in the major markets. It was difficult, however, to determine at that point in time whether the revenue trends were temporary or more of a permanent nature.

See the Company’s disclosure in its June 30, 2007 Form 10-Q, the Company’s first periodic report that included any results for ABC Radio, on page 30:

FCC licenses and goodwill, totaling approximately $2.9 billion, represent a substantial portion of ABC Radio’s total assets. The fair value of FCC licenses and goodwill is primarily dependent on the future cash flows expected to be generated by the ABC Radio Business. Because of a decline in the results of operations of the ABC Radio Business, the purchase price multiple implicit in the Merger transaction has increased. If market conditions and operational performance for the respective reporting units within the ABC Radio merged business were to continue to deteriorate or if events or circumstances change that would, more likely than not, reduce the fair value of the FCC licenses and goodwill for the respective reporting units below their carrying amounts, the Company may be required to recognize non-cash impairment charges in future periods, which could have a material adverse impact on the Company’s financial condition or results of operations.

The Company also disclosed the following in Note 4 to its September 30, 2007 Form 10-Q:

The fair value of FCC licenses and goodwill is dependent on both the future cash flows expected to be generated by the ABC Radio Business and other market conditions that impact the value a willing buyer would pay for such assets. Due to an overall decline in the radio marketplace, the Company’s stock price declined significantly during the three months ended September 30, 2007. As a result, the Company reviewed the estimated fair value of the assets acquired in connection with the ABC Radio transaction. The Company recognized $377.6 million non-cash impairment charge to reduce the carrying value of ABC Radio to its estimated fair value.

As discussed in the following responses, the Company will revise its disclosures in future filings beginning with its Form 10-K for the year ended December 31, 2008, as applicable, to modify the disclosure of key assumptions and other factors impacting its assessment of the carrying value of its indefinite-lived intangible assets and to expand its disclosures relating to possible future trends for the Company and the radio industry, including an expected decline in revenues in future periods and a corresponding negative impact on the Company’s earnings and cash flows.

Critical Accounting Policies, page 71

Intangible Assets, page 72

2.	We note in the first paragraph on page 73 that you test impairment of both your FCC licenses and goodwill at the reporting unit level. In accordance with paragraph 17 of SFAS 142 and EITF 02-7, you should test your FCC licenses and other indefinite-lived assets at the unit of accounting level. We also note that each geographic market is a reporting unit. Please confirm to us that you test impairment of your FCC licenses at the unit of accounting level and in the future, revise to disclose this fact. Otherwise, tell us why it is appropriate to test impairment of your FCC licenses at the reporting unit level.

Response:

The Company evaluates the fair value of its FCC licenses at the unit of account level, as defined by EITF 02-7, and has determined the unit of account to be the geographic market level. The Company considered the guidance in EITF 02-7, which supported evaluating the FCC licenses for impairment at the geographic market level, specifically, noting the following:

•

The Company predominantly acquires and disposes of entire radio geographic markets (including multiple FCC licenses). In cases where an individual station is acquired, it is acquired as an addition to an existing cluster of stations in an individual geographic market.

•

The Company has determined that operating multiple stations in one geographic market represents the highest and best use of the licenses as it maximizes synergies. These stations utilize common management, location, marketing and operations.

•

The Company’s lowest level of identifiable cash flow is the geographic market level. Due to shared services, management and tangible assets, the Company is unable to attribute specific cash flows to an individual FCC license.

The Company will revise its disclosures in future filings beginning with its Form 10-K for the year ended December 31, 2008 to clarify that, for impairment purposes, goodwill is evaluated at the reporting unit level and FCC licenses are evaluated at the unit of account level, which is determined to be the geographic market level.

3.	In the interest of providing readers with a better insight into management’s judgments in accounting for your significant balances goodwill and FCC licenses, you should disclose the following:

•	How you determined the reporting unit for goodwill and unit of accounting for FCC licenses and what those units are.

•

Each of the valuation methodologies used to value FCC licenses (if multiple approaches are used). For both goodwill and FCC licenses, disclose the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the impairment analysis. We note that you used the income and/or market approach to value goodwill.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used for FCC licenses).

•	A quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•

How the assumptions and methodologies used for valuing goodwill and FCC licenses in the current year have changed since the prior year highlighting the impact of any changes. If there were no changes, please disclose this fact.

Please provide us with your proposed disclosures.

Response:

In the interest of providing readers with a deeper insight into management’s judgments, the Company will revise its disclosures beginning with the Company’s Form 10-K for the year ended December 31, 2008, to include disclosure similar to the following:

Intangible Assets. Our intangible assets, consistent with other radio companies, include FCC licenses, goodwill and other intangible assets. We have made acquisitions in the past for which a significant amount of the purchase price was allocated to FCC licenses and goodwill. As of December 31, 2008, we had approximately $[    ] million in intangible assets, which represent approximately [    ]% of our total assets, the value of which depends significantly upon the operational results of our business. We could not operate the radio stations without the related FCC license for each station. FCC licenses are subject to renewal every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements. Subject to delays in processing by the FCC, historically, all of our licenses have been renewed at the end of their respective eight-year periods. We expect that all licenses will continue to be renewed in the future, although we cannot be assured that all of our licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of the Company’s FCC radio station licenses could have a material adverse effect on the Company’s business, liquidity, financial position, and results of operations. In assessing the recoverability of these indefinite-lived intangible assets, we must conduct annual impairment testing, as well as interim impairment testing if an event occurs or circumstances change that would indicate that assets may be impaired, as required by SFAS No. 142 and charge to the results of operations an impairment expense only in periods in which the recorded carrying amount of these assets is more than their estimated fair value. We believe our estimate of the value of our FCC licenses and goodwill is a critical accounting estimate as the value is significant in relation to our total assets, and our estimate of the fair value contains assumptions incorporating numerous variables that are based on past experience and judgments about future performance of our markets. These variables would include, but not be limited to: (1) forecasted revenue growth rates for each radio geographic market; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) expected growth rates in perpetuity to estimate terminal values.

In accordance with SFAS No. 142, the Company tests for impairment of goodwill at the reporting unit level, which the Company has determined to be a geographic market for its radio stations and the Radio Network for its network operations. The geographic markets are one level below an operating segment (the Radio Markets segment) and constitute a business for which discrete financial information is available and is reviewed by management. The Radio Network is an operating segment and the lowest level of reporting that would constitute a business for which discrete financial information is available and reviewed by management.

The Company evaluates the fair value of its FCC licenses at the unit of account level, as defined by EITF 02-7 and has determined the unit of account to be the geographic market level. The Company’s lowest level of identifiable cash flow is the geographic market level.

We determine the fair value of goodwill using primarily a market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties or businesses. The Company believes a market approach reflects the best estimate of the fair value of an entire reporting unit as radio markets are generally sold within the industry based on a multiple of EBITDA (earnings before interest, taxes and depreciation and amortization). Therefore, the Company utilizes the EBITDA specific to the geographic market and applies a multiple based on recent transactions or a multiple derived from public radio company information to estimate the value of the reporting unit. The Company considered the cost approach to be inapplicable as this approach does not capture going concern value of the business. In 2007, the Company also used the income approach in combination with the market approach for a limited number of markets; however, the Company primarily utilizes the market approach as it provides the best estimate of fair value from a market participant’s viewpoint.

We determine the fair value of our FCC licenses using an income approach generally referred to as the “Jefferson Pilot Method” or “Greenfield Approach”. This income approach attempts to isolate the income that is attributable to the FCC licenses at the unit of account level. The fair value is calculated by estimating and discounting the cash flows that a typical market participant would assume could be available from similar stations operated as part of a group of commonly owned stations in a similar sized geographic radio market. It is assumed that rather than acquiring such stations or operation as a going concern, the buyer would hypothetically obtain the licenses (at nominal cost) and build the new stations or operation with similar attributes from scratch. The Company believes this direct method of valuation to estimate the fair value of FCC licenses is in accordance with AICPA EITF Report No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill” and provides the best estimate of the fair value of the FCC licenses. The Company does not utilize a market approach as the number of transactions involving FCC licenses in a specific geographic market is uncommon and therefore the information is limited, if available at all. The cost approach is not applicable as FCC licenses are not able to be re-created or duplicated.

We evaluate our FCC licenses for impairment as of October 1, our annual impairment testing date, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The annual test requires that the Company (1) determine the unit of accounting, which the Company has determined to be the geographic market; and (2) compare the carrying amount of the FCC licenses reflected on the balance sheet in each geographic market to the respective fair value of each geographic market’s FCC licenses. If the carrying amount of the FCC licenses is greater than their respective estimated fair value in a given geographic market, the carrying amount of the FCC licenses for that geographic market is reduced to their respective estimated fair value.

We evaluate our goodwill for impairment as of October 1, our annual impairment testing date, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The annual test requires that the Company determine the fair value of the reporting unit and compare such to the carrying value of the reporting unit. If the fair value of the reporting unit is below the carrying value, the Company must (1) evaluate the fair value of the other long-term assets of the reporting unit; and (2) compare the carrying amount of the goodwill reflected on the balance sheet in each reporting unit to the respective implied fair value of each reporting unit’s goodwill, which is determined in the same manner as goodwill in a business combination. If the carrying amount of the goodwill is greater than its respective implied fair value in a given reporting unit, an impairment loss is recognized for the excess carrying amount.

We performed our annual impairment analysis of our FCC licenses and goodwill as of October 1, 2008, our annual testing date. In addition, we performed an interim analysis as of June 30, 2008 due to a slow down in the revenues in the radio marketplace, the decline in operating results of the ABC Radio Business and the Company’s other radio stations and a decline in the Company’s stock price. The material assumptions utilized in these analyses included overall future market revenue growth rates for the residual year of approximately 2.5% at June 30, 2008 and [    ]% at October 1, 2008, weighted average cost of capital of 9% at June 30, 2008 and [    ]% at October 1, 2008 and estimated EBITDA multiples of between 8.6 times and 9.4 times at June 30, 2008 and between [    ] times and [    ] times at October 1, 2008.

If the material assumptions are less favorable than those projected by us or if an event occurs or circumstances change that would, more likely than not, reduce the fair value of our FCC licenses or goodwill below the amounts reflected in the balance sheet, we may be required to recognize additional impairment charges in future periods, which could have a material impact on our financial condition and results of operations. As an example, increasing the weighted average cost of capital from [    ]% to [    ] % would result in an additional impairment charge of approximately $[    ] million to the Company’s FCC licenses and decreasing the estimated future market revenue growth rates from [    ]% to [    ]% would result in an additional impairment charge of approximately $[    ] million to the Company’s FCC licenses. A 10% decrease in the EBITDA multiples would require the Company to compare the carrying amounts and implied fair values of goodwill for approximately [    ] reporting units with goodwill carrying amounts of approximately $[    ].

Notes to Consolidated Financial Statements

Revenue Recognition, page 90

4.	Please tell us and disclose when you recognize revenue for your Radio Network segment, including revenue from the sale of advertising time accumulated from your affiliate stations, advertising revenue when you embed a defined number of advertising units in your syndicated programs, revenue generated from your exclusive sales representation for the ESPN Radio Network, and revenue sharing arrangements. Refer to your basis in accounting literature.

Response:

Revenue at the Radio Network segment is recognized when the commercials that have been purchased by the national advertisers are aired at the local radio stations. Once the commercials have aired, the Company has no further obligation to the national advertiser and therefore the Company recognizes the revenue associated with the commercials. In addition, the Company assesses the credit worthiness of the national advertisers to assess collectability of its receivables. The Company’s revenue recognition policy is consistent as it relates to its different sources of revenues as follows:

(1) the sale of commercials aired on affiliate stations (i.e. the Network will pay the affiliate stations to air the national commercials at designated times throughout the week and the Network will bill the National advertisers for the commercials aired);

(2) the sale of commercial air time embedded in its syndicated programs and aired on affiliate stations (the Network provides programming to the affiliate stations, which includes an agreed upon number of commercials – the affiliate stations broadcast both the program and the commercials); or

(3) the sale of commercials aired on the ESPN Radio affiliate stations for which the Company receives 20% of all net sales generated from the commercials aired on the ESPN Radio affiliate stations (the ESPN Radio revenue is recognized on a net basis in accordance with EITF 99-19).

The Company believes that its revenue recognition policy for the Radio Network segment meets all four revenue recognition criteria as outlined in Staff Accounting Bulletin Topic 13: Revenue Recognition. The Radio Network utilizes sales contracts with national advertisers that contain specific language regarding pricing for the commercials (persuasive evidence of an arrangement exists and the seller’s price to the buyer is fixed or determinable). As discussed above, once the commercials are aired, the Company has performed its service and there is no other future obligation (delivery has occurred or services have been rendered). Finally, the Company assesses the credit worthiness of the advertisers to ensure collectability (collectability is reasonably assured).

The Company will revise its disclosures in future filings beginning with its Form 10-K for the year ended December 31, 2008 to include disclosure similar to the following:

Revenue at the Radio Network segment is recognized when the commercials are aired by the affiliate and the Company has no further obligation to the national advertiser. In addition, the Company assesses the credit worthiness of the national advertisers to assess collectability of its receivables.

18. Reportable Segments, page 114

5.

We note from page 94 that you determined the fair value of the FCC licenses acquired, but that the allocation of other ABC Radio intangible assets acquired, including goodwill, was preliminary. In addition, we note that $634.1 million of goodwill related to ABC Radio has not yet been allocated to the operating segments. Please tell us why this goodwill has not been allocated to the operating segments. Also, tell us whether this goodwill was tested for impairment. If not, tell us why. Please tell us whether your goodwill was assigned to the respective reporting units. If so, tell us why these reporting units were not assigned to your operating segments within your reportable segments. If not, tell us how you were able to test goodwill for impairment if it was not allocated to a reporting unit.

Response:

As noted in the Form 10-K for the year ended December 31, 2007, the Company completed its acquisition of the ABC Radio Business on June 12, 2007, and started the process of allocating the fair value of the purchase price to the assets and liabilities acquired to the acquired reporting units. As part of this process, the Company engaged an outside valuation firm to assist in valuing the key acquired assets, including the FCC licenses, certain property and equipment and other intangible assets. The valuation of these assets required the Company’s management to gather a significant amount of information and to make financial projections for each of the acquired reporting units. As of September 30, 2007, the Company had made a preliminary allocation of the purchase price but had not finalized any of the valuations. During the subsequent quarter, the Company finalized the valuation of the FCC licenses and was still in the process of assessing other assets acquired in the transaction. As a result of the information that was still required, management concluded that it was still in the allocation period as defined in paragraph F1 of SFAS 141, and the Company disclosed that the allocation of the purchase price was not yet finalized as of December 31, 2007.

In its September 30, 2007 quarter, the first full quarter that included the ABC Radio results, management reviewed its business in accordance with paragraph 28 of SFAS 142 and determined that there had been a significant change in the business environment for its ABC Radio stations. At this time, the Company’s ABC Radio Business, which operates principally in large metropolitan markets, was seeing significant declines in revenues. As a result, the Company believed that it was more likely than not that the fair value of its ABC Radio Business had declined below its carrying value making it necessary to perform an interim impairment analysis of its ABC Radio Business. The complication associated with this analysis was that the Company had not finalized nor was it close to finalizing the allocation of the purchase price described above.

SFAS 142 provides a process for evaluating the reporting units for impairment once the purchase price allocation has been completed and carrying amounts have been established but does not provide guidance on how to test for impairment during the allocation period. The Company considered using the preliminary allocation of the purchase price as a basis for determining the impairment but concluded that this allocation was not sufficiently supported and could be viewed as being arbitrary.

Because the valuation of the ABC Radio Business was not complete and the allocation period was still open, management concluded that the appropriate method was to evaluate the fair value of the business in total. By analogy, the Company believes that this situation is similar to that contemplated in paragraph 22 of SFAS 142 which states:

If the second step of the goodwill impairment test is not complete before the financial statements are issued and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements. Paragraph 47(c) requires disclosure of the fact that the measurement of the impairment loss is an estimate. Any adjustment to that estimated loss based on the completion of the measurement of the impairment loss shall be recognized in the subsequent reporting period.

Based on this approach, the Company concluded that the fair market value of the ABC Radio Business had declined and recorded an impairment of $377.6 million as of September 30, 2007, which effectively resulted in a write-down of the goodwill. As of December 31, 2007, the purchase price allocation was still not finalized and the amount of goodwill associated with the different segments had not been determined. As disclosed in Note 18 to the Form 10-K, the Company disclosed that the purchase price allocation was not complete and that the goodwill of $634.1 million was not allocated to the segments.

6. Intangible Assets, page 98

6.	We note from the first paragraph on page 100 that you reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (annual impairment testing date), and December 31, 2007. Please tell us if you recognized an impairment charge on October 1, 2007. If so, tell us specifically what assumptions or methodology’s changed between September 30, 2007 and October 1, 2007.

Response:

As disclosed on page 100 of the Company’s 10-K for the year ended December 31, 2007, the Company reviewed the estimated fair value of the assets acquired in connection with the Merger and certain of its other reporting units during the quarter ended September 30, 2007. This interim evaluation at September 30, 2007 resulted in impairment charges of $377.6 million in goodwill related to the ABC Radio Businesses, $33.9 million in FCC licenses for non-ABC Radio stations and $78.8 million in goodwill related to non-ABC Radio Businesses.

As part of the Company’s annual impairment test effective October 1, 2007, the Company carried forward the impairment analysis performed as of September 30, 2007 because management believed that there were no changes in assumptions from the interim impairment analysis. In addition to this, at October 1, 2007, the Company evaluated other indefinite-lived intangible assets and goodwill that were not impacted by the triggering event that necessitated the September 30, 2007 impairment analysis. The Company did not recognize any additional impairment charge as of October 1, 2007 in connection with its annual impairment test.

As required by SFAS 142, the Company continued to assess triggering events throughout the fourth quarter and determined that an interim impairment test was required as of December 31, 2007, which resulted in additional impairment of the Company’s FCC licenses and goodwill in the fourth quarter of 2007.

7.	Since you had deteriorating events occur that resulted in impairment testing of goodwill and FCC licenses, please tell us if you tested your property, plant and equipment and definite-lived intangibles for impairment. If not, tell why you were not required to perform an impairment test under SFAS 144. We note that you recognized a non-cash impairment charge of $20.9 million for assets that were required to be transferred into a divestiture trust.

Response:

The Company tests for impairment related to its property, plant and equipment and other definite-lived intangibles as required by paragraph 8 of SFAS 144, Accounting for the Impairment or Disposal of Long Lived Assets. Specifically, we tested our long lived assets for impairment at September 30, 2007 and December 31, 2007 in connection with our step two impairment test for goodwill.

As of December 31, 2007, the Company had total tangible and intangible assets, both definite-lived and indefinite-lived, of approximately $3,345.3 million. Tangible assets and definite-lived intangible assets were approximately $203.9 million or approximately 6% of the total tangible and intangible assets. During the Company’s interim and annual impairment analyses, Company management prepared cash flow models for the reporting units which supported the recoverability of the property, plant and equipment and other definite-lived intangibles on an undiscounted basis. We have determined that our reporting units, or geographic markets, represent the lowest level of identifiable cash flows that are largely independent of the cash flows of other groups of assets and liabilities.

The non-cash impairment charge of $20.9 million relates to the write down of the carrying amounts to the estimated fair market value related to certain of the eleven stations that the Company owned prior to the Merger and that were required to be transferred into a divestiture trust upon the closing of the Merger and other radio assets for which the Company had a definitive sales agreement. As these stations were being marketed for sale or had definitive sales agreements, the Company compared the carrying values of these individual stations to the estimated selling prices less cost of sales to determine impairment, if any. The Company continually evaluates the expected selling prices for these stations and as such recorded impairment charges of approximately $13.6 million for the quarter ended June 30, 2007, $5.5 million for the quarter ended September 30, 2007 and $1.8 million for the quarter ended December 31, 2007.

18. Reportable Segments, page 115

8.	Please disclose the amount of goodwill assigned to each reportable segment.

Response:

Prior to 2007, the Company operated only one reportable segment. With the acquisition of ABC Radio on June 12, 2007, the Company began operating two reportable segments. All recorded goodwill prior to the acquisition of ABC Radio was allocated to the Company’s Radio Markets segment. The Company disclosed the following on page 115 in its 2007 Annual Report on Form 10-K for the year ended December 31, 2007:

The allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination as of December 31, 2007, except for the allocation to ABC Radio FCC licenses acquired in the Merger, for which the fair value determination is complete as of December 31, 2007. Accordingly, corporate and other identifiable assets include the $634.1 million of goodwill related to ABC Radio that has not yet been allocated to the operating segments and other assets held at the parent level. See Notes 3 and 6 for further discussion.

As noted above, all other goodwill as of December 31, 2007 was allocated to the Radio Markets segment, consistent with periods prior to the ABC Radio acquisition. The Company completed its purchase price allocation during the second quarter of 2008. This resulted in the allocation of the acquired goodwill to its Radio Markets segment and its Radio Network segment.

In its future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, the Company will provide segment disclosure to include amounts of goodwill assigned to each reportable segment.

Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 18

Peer Group Analyses, page 19

9.

We note that the Compensation Committee reviewed executive compensation market data selected and assembled by an outside consultant from the most recent proxy statements filed by many of the company’s peers, and that this compensation data was used as a reference point on which to base, justify or provide a framework for your compensation decisions related to base salary, actual total cash compensation, and total direct compensation. Therefore, in future filings, identify all of the peer companies that are considered for purposes of this benchmarking exercise. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response:

We have reviewed Question 118.05 of the Compliance & Disclosure Interpretations of the Commission and understand your comments and the Commission’s guidance on these matters. Accordingly, the Company will comply with the guidance the Staff has provided herein and generally with regard to these matters in the Company’s future filings beginning with its Form 10-K for the year ended December 31, 2008, if applicable, by among other things, including disclosure of the peer companies considered for benchmarking purposes.

Annual Bonus Incentives for Named Executive Officers, page 21

10.	In the fourth paragraph of this section, you state that the Committee considered various measures when determining the bonus amounts paid for calendar year 2007, such as operating income, economic profit, and earnings per share. Further, we note in your description of the Senior Executive Annual Bonus Plan contained in your definitive proxy statement filed April 19, 2007 that the Compensation Committee set certain performance goals for the twelve month performance period stated in terms of an “objective formula or standard.” In future filings, please disclose the “objective formula or standard” used by the Committee to determine the annual bonus incentives paid for each of the named executive officers. For example, disclose any quantitative/objective performance targets that must be reached for payment to each named executive officer. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

Response:

We have reviewed Instruction 4 to Item 402(b) of Regulation S-K and understand your comments and the Commission’s guidance on these matters. Accordingly, the Company will comply with the guidance the Staff has provided herein and generally with regard to these matters in future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, if applicable, by among other things, including disclosure of the objective formula or standards used by the Committee, if any, to determine the annual bonus incentives paid for each of the named executive officers.

11.	You state in the first full paragraph on page 22 that the Committee awarded the bonus amounts after “evaluating these measures and determining the extent to which they were satisfied and taking into account certain other factors.” In future filings, please provide more analysis as to how the Committee’s consideration of these measures resulted in the actual incentive amounts paid for each officer.

Response:

We understand your comments and suggestions for additional disclosures on these matters. Accordingly, the Company will comply with the guidance the Staff has provided herein and generally with regard to these matters in future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, if applicable, by among other things, including additional disclosure as to how the Committee’s consideration of these measures, if at all, resulted in the actual incentive bonus amounts paid for each officer.

Summary Compensation Table, page 26

12.	In your response letter, please provide your analysis as to why you report your annual incentive awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in the Non-Equity Incentive Plan Compensation column. If you will report these annual incentive awards in the Non-Equity Incentive Compensation column in future filings, please state this in your response letter. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The annual incentive amounts were included in the Bonus column of the Summary Compensation Table because these amounts represent discretionary cash bonuses that were not based on any performance criteria. Pursuant to the guidance contained in Question 119.02 of the Compliance & Disclosure Interpretations, such amounts do not constitute Non-Equity Incentive Plan Compensation and should instead be included in the Bonus column. To the extent that future discretionary cash bonuses are awarded, the Company will report these in the Bonus column of the Summary Compensation Table.

Form 10-Q for the Quarterly Period Ended September 30, 2008

3. Intangible Assets, page 13

13.	We note that you conducted an interim impairment test as of June 30, 2008 because of the “radio marketplace continued to deteriorate and your stock price continued decline throughout the first six months of 2008.” Although your revenues and stock price have continued to decline in the third quarter of 2008, it appears that you did not perform an impairment test. We also note that you believe the “fourth quarter revenues will continue to decline as compared to the prior year.” Please tell us how you determined that a third quarter impairment test was not necessary.

Response:

In the Company’s June 30, 2008 quarter, the Company concluded that there was a change in its operating environment as reflected by lower industry and company advertising revenues. This conclusion indicated that it was more likely than not that its indefinite-lived intangible assets had been impaired and therefore, an interim impairment analysis was required. This interim impairment analysis included reviewing, updating and revising, if necessary, revenue projections for each of the Company’s geographic markets taking into account the current and future advertising revenues, the Company’s weighted average cost of capital, and residual revenue growth rates. As a result of the Company’s interim impairment analysis, the Company recorded an impairment of $188.1 million in FCC licenses and $176.3 million in goodwill.

As part of evaluating triggering events during the September 30, 2008 quarter, management again considered its assumptions about advertising revenues used in the June 30, 2008 analysis and concluded that the Company would not expect a material change to the industry revenue projections over a three month period (i.e. from June to September).

The Company also performed an assessment of other potential triggering events for the third quarter of 2008, which included the following procedures:

•	Considered outstanding legal and regulatory matters and noted no matters that were expected to adversely impact the future operations of the Company’s reporting units;

•	Confirmed the Company experienced no losses of key personnel or on-air personalities that would adversely impact the future operations of the Company’s reporting units;

•	Evaluated the broadcasting environment and noted no new competition that would be expected to adversely impact the future operations of the Company’s reporting units;

•

Concluded that it was not probable that any reporting units would be sold within the next 12 months. The availability of funding in the marketplace for acquisitions was limited and therefore any potential buyer may or may not be able to secure the funding necessary to complete an acquisition within the next twelve months;

•

Updated the Company’s estimate of its weighted average cost of capital (WACC) and confirmed that the 9% WACC utilized during the June 30, 2008 interim impairment test would still be appropriate as of September 30, 2008; and

•

Considered other assumptions utilized in the valuation of FCC licenses and goodwill subsequent to the June 30, 2008 analysis (i.e. geographic market revenue projections and residual revenue growth rates). Management did not identify any changes in these other assumptions from June 30, 2008 to September 30, 2008 as the projections would have reflected the current economic advertising environment and management would not have expected any material change over a three month period.

As part of the September 30, 2008 analysis, in addition to reviewing the Company metrics and industry trends as set forth above, the Company also considered its market capitalization. The Company considered the decline in its stock price from the last interim impairment analysis as of June 30, 2008 from a price of $1.22 to $0.78 as of September 30, 2008 and concluded that the decline over such a short period did not cause it to change its view of the assumptions utilized in the interim impairment analysis performed as of June 30, 2008. The Company also concluded that this decline in stock price and its duration of three months would not require the Company to perform an interim impairment analysis with respect to its reporting units because the decline since the last impairment analysis did not constitute a protracted period of time and was not due to circumstances occurring during the quarter that could represent a triggering event as outlined in paragraph 28 of SFAS 142.

Based on the above analysis, the Company concluded that an interim test of its goodwill and other indefinite-lived intangibles as of September 30, 2008 was not required because there had been no triggering event that would more likely than not reduce the fair value of its reporting units below their carrying values. The Company is in the process of completing its annual impairment analysis for the fourth quarter and believes that it will take an additional impairment charge in the quarter ended December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Components of Expenses, page 32

14.	Your disclosure in the fourth paragraph does not discuss specific trends and the potential for future impairments due to market conditions and operational performance. If you expect to have future impairments, you should first disclose that possibility in a period preceding the period in which an impairment is taken. We note that your annual impairment testing date is October 1, 2008 and you filed your 10-Q on November 7, 2008. Please provide us with your proposed disclosures.

Response:

The Company disclosed in its Form 10-Q for the quarterly period ended September 30, 2008 the following relating to specific trends and the potential for future impairment:

The Company’s annual impairment testing date is October 1st of each year. Therefore, the Company will perform its annual impairment analysis in the fourth quarter. If market conditions and operational performance of the Company’s reporting units were to continue to deteriorate and management had no expectation that the performance would improve within a reasonable period of time, or if facts and circumstances change that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts, the Company may be required to recognize additional non-cash impairment and disposal charges, which could have a material impact on the Company’s financial condition and results of operations.

See Form 10-Q for the quarterly period ended September 30, 2008, at Page 40 (emphasis added). Similar disclosures that the Company may be required to recognize an additional non-cash impairment charge in the fourth quarter in connection with its annual impairment testing were also made in three other sections of the Form 10-Q, as well as statements that if such an impairment charge were required that it would be due to the continuing deterioration of market conditions and operational performance of the Company’s reporting units or a change of facts and circumstances that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts. See Form 10-Q for the quarterly period ended September 30, 2008, at Pages 14, 32, and 35.

Additionally, although the Company’s annual impairment testing date is October 1st, the actual impairment analysis is performed during the fourth quarter and was still in progress at the time the Form 10-Q was filed on November 7, 2008.

Thus, because the above information is disclosed in numerous places in the Company’s Form 10-Q for the quarterly period ended September 30, 2008, the Company believes it has sufficiently addressed the disclosure issue that the Company may be required to recognize an additional non-cash impairment charge in the 4th quarter 2008 and that if such a charge occurs it would be as a result of market conditions and operational performance of the Company’s reporting units continuing to deteriorate because management had no expectation that the performance would improve within a reasonable period of time, or due to facts and circumstances that changed to, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts. However, the Company will revise its disclosures in future filings to include disclosure similar to that proposed in the Company’s responses to comments #3 and #17 relating to specific trends and the potential for future impairments due to market conditions and operational performance beginning with its Form 10-K for the year ended December 31, 2008.

Results of Operations, page 37

Non-cash Charge Related to Contractual Obligations, page. 40

15.	Please tell us the nature of the $26.4 million deferred liabilities and tell us why your accounting is appropriate. Refer to your basis in the accounting literature. It is unclear to us why amounts owed to you are considered liabilities.

Response:

The primary source of revenue at the Company’s radio stations is the sale of local and national advertising. Radio advertising time can be purchased on a local spot, national spot or network basis. Local and national spot purchases allow an advertiser to choose a geographic market for the broadcast of commercial messages and are typically best suited for an advertiser whose business or ad campaign is in a specific geographic area. Local revenue is comprised of advertising sales made within a station’s local market or region either directly with the advertiser or through the advertiser’s agency. National revenue represents sales made to advertisers/agencies that are purchasing advertising for multiple markets. These sales are typically facilitated by our national representation firms, which serve as our sales agents in these transactions. In 2007, approximately 82% of our Radio Markets’ net broadcast revenue was generated from the sale of local advertising, and approximately 18% was generated from the sale of national advertising.

The non-cash charge of $21.4 million during the nine months ended September 30, 2008 is primarily related to the contract obligation with the Company’s previous national representation firm for the ABC Radio stations acquired (the “ABC Representation Firm”), which was settled by the Company’s new representation firm (the “Consolidated Representation Firm”). Under the terms of the contract with the ABC Representation Firm, if the contract was terminated early without cause, the Company would have been obligated to pay a termination fee to the ABC Representation Firm. The contract with the ABC Representation Firm was terminated effective March 2008, and the Company simultaneously entered into a new agreement with the Consolidated Representation Firm. The Consolidated Representation Firm agreed to pay the settlement amount of approximately $21.4 million to the ABC Representation Firm on our behalf.

In evaluating the accounting for this arrangement, the settlement amount paid on our behalf was treated as an up-front payment that will be amortized over the term of the new representation agreement. We believe this transaction is analogous to the circumstances described in FASB Technical Bulletin 88-1, Issues Related to the Accounting for Leases, (“FTB 88-1”) in which a new landlord assumes an unfavorable pre-existing lease obligation of a tenant in connection with signing the tenant to a new lease. The accounting for this transaction is specified in the following paragraphs of FTB 88-1:

7. Payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease. Similarly, losses incurred by the lessor as a result of assuming a lessee’s preexisting lease with a third party should be considered an incentive by both the lessor and the lessee. Incentives should be recognized on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13, Technical Bulletin 85-3, and paragraphs 1-5.

The remaining $5.0 million represents an additional up-front payment received by the Company from the Consolidated Representation Firm in connection with entering into the new contract.

Based on the above guidance, the Company recorded the total up-front amount of $26.4 million paid by the Consolidated Representation Firm ($5.0 million directly to the Company, and $21.4 million to the ABC Representation Firm on our behalf) as a deferred obligation, which will be amortized over the term of the agreement with the Consolidated Representation Firm as a reduction to the Company’s commission expense.

The Company previously entered into a similar arrangement in 2004 (see comment 16 below), which was the subject of an SEC comment letter, dated April 13, 2005. The Company has applied the same accounting to the current arrangement described above that was applied to the 2004 arrangement.

16.	We note that the “previous remaining unamortized charge of approximately $11.7 million” is being amortized over the remaining life of the original contract terminated in March 2008. Please tell us why your accounting is appropriate. Refer to your basis in the accounting literature.

Response:

The unamortized charge of $11.7 million is the remaining amount from the termination obligation resulting from the Company’s prior termination of a representation firm effective October 1, 2003 (the “Citadel Representation Firm”). At that time, the Company agreed to a settlement with the Citadel Representation Firm, as the Company was obligated under the contract to pay a termination fee in the event of a termination without cause. Simultaneously, the Company entered into a new agreement with the Consolidated Representation Firm through September 30, 2011, and the Consolidated Representation Firm agreed to pay the settlement amount of approximately $24 million to the Citadel Representation Firm on our behalf. We accounted for the settlement amount paid on our behalf in accordance with FTB 88-1 as described in the response to question 15 above. The remaining balance of the deferred liability ($11.7 million as of March 31, 2008) is continuing to offset commission expense over the term of the original contract that was entered into simultaneous with the commitment of the Consolidated Representation Firm to pay the $24 million termination fee on our behalf. The accounting literature we have relied upon is referenced in the response to comment 15 above.

Liquidity and Capital Resources, page 47

17.	We note your statement “that in the event of a default under the Senior Credit and Term Facility and an acceleration of indebtedness thereunder, we intend to seek additional funding in the credit markets. The current state of the credit and capital markets has resulted in severely constrained liquidity conditions. Continuation of these conditions may impact the Company’s ability to obtain additional financing, if necessary, and may increase the Company’s costs of borrowing.” Given the current state of the economy, please tell us and disclose specific information regarding potential risks associated with your ability to fund operations and debt obligations. Disclose the likelihood for any potential need to fund operations, commitments, and capital expenditures, through additional borrowings. We note the significant decrease in your cash and cash equivalents from December 31, 2007 to September 30, 2008 and your future significant variable interest payments. Please provide us with your proposed disclosures.

Response:

The Company notes that its sources of liquidity are cash and cash equivalents, cash provided by the operations of our Radio Markets and our Radio Network and undrawn commitments expected to be available under our Senior Credit and Term Facility. The Company believes that the cash provided by the operations of our Radio Markets and our Radio Network and undrawn commitments should be sufficient to fund our normal day-to-day business needs and operations and our debt obligations over the next 12 month period. At this time, the Company does not anticipate the need to seek additional borrowings. It is only in the event of a default under the Senior Credit and Term Facility and an acceleration of the entire indebtedness thereunder that we would need to seek additional borrowings to refinance the Company’s debt.

As such, this is what the Company disclosed in its Form 10-Q for the quarterly period ended September 30, 2008, at Page 47:

We believe that cash flows from our Radio Markets and our Radio Network operating activities, together with availability under our Senior Credit and Term Facility described below, should be sufficient for us to fund our current operations for at least the next 12 months.

In the event of a default under the Senior Credit and Term Facility and an acceleration of the indebtedness thereunder, we intend to seek additional funding in the credit markets. The current state of the credit and capital markets has resulted in severely constrained liquidity conditions. Continuation of these conditions may impact the Company’s ability to obtain additional financing, if necessary, and may increase the Company’s costs of borrowing. In the event of a default and acceleration of the indebtedness under the Company’s Senior Credit and Term Facility, there can be no assurance that the Company would be able to obtain financing on terms acceptable to us.

Thus, the Company believes such disclosure is sufficient to address the potential risks associated with its ability to fund operations and debt obligations through additional borrowings.

Also, the Commission has noted that the Company has had a decrease in its cash and cash equivalents from December 31, 2007 to September 30, 2008. As disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2008, the Company primarily utilized its cash as follows:

During the quarter ended September 30, 2008, the Company paid down $4.8 million and $80.9 million of the Tranche A Term Loans and Tranche B Term Loans, respectively, for a payment of approximately $69.1 million. During the nine-month period ended September 30, 2008, the Company paid down $67.9 million and $167.1 million of the Tranche A Term Loans and Tranche B Term Loans, respectively, for a payment of approximately $190.0 million.

See Form 10-Q for the quarterly period ended September 30, 2008, at Page 17.

As of September 30, 2008, the Company had repurchased an aggregate amount of $254.8 million in principal amount of convertible subordinated notes, including the $55.0 million Original Notes related to the initial exchange offer, and recognized a gain of approximately $15.8 million and $42.4 million, both net of transaction fees, during the three and nine months ended September 30, 2008, respectively. The balance of Original Notes and Amended Notes was $0.5 million and $74.7 million, respectively, as of September 30, 2008.

See Form 10-Q for the quarterly period ended September 30, 2008, at Page 20.

Since the filing of the Form 10-Q for the quarterly period ended September 30, 2008, the Company negotiated an amendment to its Senior Credit and Term Facility, the details of which are set forth in the Company’s Form 8-K, filed with the Commission on December 2, 2008. The Company amended the following under the Senior Credit and Term Facility: (i) the definition of “Consolidated Total Leverage Ratio” to change the leverage ratio test from a ‘net’ test to a ‘gross’ test; (ii) added a pro-forma test for each revolving credit draw; and (iii) modified the maximum permitted consolidated total leverage ratio so it remains at 8.5:1 through September 30, 2009, reduces from 8.5:1 to 8.25:1 on December 31, 2009, reduces to 7.75:1 on March 31, 2010, and reduces again to 7.25:1 on June 30, 2010. In connection with the amendment, the Company agreed to permanently reduce the aggregate revolving credit commitments from $200 million to $150 million. Amending the step down date of the maximum permitted consolidated total leverage ratio has reduced the likelihood of any covenant default under the Senior Credit and Term Facility.

However, in light of the current market conditions and the continued decline in the Company’s revenue, the Company intends to add in its future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, additional disclosure similar to the following:

In December 2008, the Company entered into an amendment with the lenders of its Senior Credit and Term Facility, which among other things, modified the maximum permitted consolidated total leverage ratio to remain at 8.5:1 through September 30, 2009, reduces to 8.25:1 on December 31, 2009, reduces to 7.75:1 on March 31, 2010 and reduces again to 7.25:1 on June 30, 2010. As of December 31, 2008, the Company was in compliance with its covenants under the Senior Credit and Term Facility and its consolidated net leverage ratio as of December 31, 2008 was [            ] to 1.0; however, given the current economic environment, Company management believes that revenues in the radio marketplace as well as the Company’s revenue will likely continue to decline. Should the Company’s revenue continue to decline, then the Company’s cash flow from operating activities will also decline, which may impact the Company’s ability to continue to meet these debt covenants in future periods. However, despite the expected decline in revenues, the Company believes that the cash provided by the operations of our Radio Markets and Radio Network and undrawn commitments should be sufficient to fund our normal day-to-day business needs and operations and our debt obligations over the next 12 month period.

In addition, while management believes that the Company can also meet its debt covenants, it is becoming increasingly more difficult to predict results in the current economic environment. Should the Company not meet the debt covenants and not receive a waiver of compliance, the Company would be in default under the Senior Credit and Term Facility which could result in an acceleration of the indebtedness thereunder, and in such instance, there can be no assurance that the Company will be able refinance the debt on terms acceptable to it.

18.	Expand your liquidity disclosure to include subsequent events that may impact your liquidity and capital resources. Please provide us with your proposed disclosures.

Response:

Since the filing of the Form 10-Q for the quarterly period ended September 30, 2008, the Company negotiated an amendment to its Senior Credit and Term Facility, the details of which are set forth in the Company’s Form 8-K, filed with the Commission on December 2, 2008. The Company amended the following under the Senior Credit and Term Facility: (i) the definition of “Consolidated Total Leverage Ratio” to change the leverage ratio test from a ‘net’ test to a ‘gross’ test; (ii) added a pro-forma test for each revolving credit draw; and (iii) modified the maximum permitted consolidated total leverage ratio so it remains at 8.5:1 through September 30, 2009, reduces from 8.5:1 to 8.25:1 on December 31, 2009, reduces to 7.75:1 on March 31, 2010, and reduces again to 7.25:1 on June 30, 2010. In connection with the amendment, the Company agreed to permanently reduce the aggregate revolving credit commitments from $200 million to $150 million.

Thus, it is the Company’s view that by amending the Senior Credit and Term Facility, specifically by pushing back the step down date of the maximum permitted consolidated total leverage ratio, the Company has significantly reduced the likelihood of any covenant default and subsequent risk of acceleration of the indebtedness under the Senior Credit and Term Facility.

In future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, if applicable, among other things, the Company intends to include additional disclosure relating to its liquidity similar to the following:

In December 2008, the Company entered into an amendment with the lenders of its Senior Credit and Term Facility, which among other things, modified the maximum permitted consolidated total leverage ratio to remain at 8.5:1 through September 30, 2009, reduces to 8.25:1 on December 31, 2009, reduces to 7.75:1 on March 31, 2010 and reduces again to 7.25:1 on June 30, 2010. As of December 31, 2008, the Company was in compliance with its covenants under the Senior Credit and Term Facility and its consolidated net leverage ratio as of December 31, 2008 was [            ] to 1.0; however, given the current economic environment, Company management believes that revenues in the radio marketplace as well as the Company’s revenue will likely continue to decline. Should the Company’s revenue continue to decline, then the Company’s cash flow from operating activities will also decline, which may impact the Company’s ability to continue to meet these debt covenants in future periods. However, despite the expected decline in revenues, the Company believes that the cash provided by the operations of our Radio Markets and Radio Network and undrawn commitments should be sufficient to fund our normal day-to-day business needs and operations and our debt obligations over the next 12 month period.

In addition, while management believes that the Company can meet these debt covenants, it is becoming increasingly more difficult to predict results in the current economic environment. Should the Company not meet the debt covenants and not receive a waiver of compliance, the Company would be in default under the Senior Credit and Term Facility which could result in an acceleration of the indebtedness thereunder, and in such instance, there can be no assurance that the Company will be able refinance the debt on terms acceptable to it.

The Company will also continue to monitor events subsequent to the balance sheet date, consider the impact of these events on our liquidity, if any, and determine if additional disclosure is appropriate.

19.	In the sixth paragraph on page 49 you state that on August 7, 2008, the company received notice from the NYSE that it had fallen below the NYSE’s continued listing criteria related to minimum share price. Further, you state that you “currently intend to cure this deficiency and return to compliance….” In your response letter, please describe in detail any action or response that the company has determined to take, or is considering taking, in response to this notice. Include in your response a discussion of whether the share repurchase limitations imposed by the Tax Sharing and Indemnification Agreement, or the covenants contained in the Senior Credit and Term Facility, affect your ability to respond to the NYSE’s notice.

Response:

On November 4, 2008, the Company’s Board of Directors authorized the Company to attempt to cure the share price deficiency by executing a reverse stock split, if necessary, of up to a 25 to 1 ratio as of the Company’s next regularly scheduled annual shareholders’ meeting in Spring 2009 with the Company repurchasing the fractional shares, subject to shareholders’ consent and other required approvals. Pursuant to the Tax Sharing and Indemnification Agreement entered into between the Company and TWDC in order to execute the reverse stock split whereby the Company repurchases the fractional shares, the Company is required to obtain the consent of TWDC and is in the process of doing so. The Company has not been provided with any preliminary indication of whether or not TWDC will consent to the reverse stock split. The Company’s Senior Credit and Term Facility does not require that the Company remain listed on the New York Stock Exchange and in the event that the Company would be delisted, it would not be an event of default under the Senior Credit and Term Facility.

Covenants, page 68

20.	We note your disclosure that the Senior Credit and Term Facility contain covenants related to the satisfaction of consolidated maximum net leverage ratio. Please disclose the actual ratios. Also, please be advised that, unless you have determined the likelihood of non-compliance with other covenants or default is remote, you should revise to include actual ratios/actual amounts versus minimum/maximum ratios/amounts permitted under your Senior Credit and Term Facility for such covenants. In addition, please revise to discuss the potential consequences of an acceleration of the indebtedness resulting from not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please provide us with your proposed disclosures.

Response:

The Company has reviewed Section 501.03 of the Financial Reporting Codification and understands your comments and the Commission’s guidance on these matters. Accordingly, the Company will comply with the guidance the Staff has provided herein and generally with regard to these matters in future filings beginning with the Company’s Form 10-K for the year ended December 31, 2008, by including disclosure of the Company’s leverage ratio as of the balance sheet date. Below is the proposed revised disclosure to be included in future filings:

Covenants. Our Senior Credit and Term Facility contains customary restrictive non-financial covenants, which, among other things, and with certain exceptions, prohibit fundamental changes and limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, sell assets, declare or pay dividends, repurchase shares of common stock of the Company, enter into sale and leaseback transactions, or make investments, loans and advancements. Our Senior Credit and Term Facility also contains covenants related to the satisfaction of a consolidated maximum net leverage ratio, as more fully described therein, which is 8.5 to 1.0 through September 30, 2009, 8.25 to 1.0 through December 31, 2009, 7.75 to 1.0 through March 31, 2010, 7.25 to 1.0 through September 30, 2010 and 6.75 to 1.0 thereafter. As of December 31, 2008, we were in compliance with our covenants under the Senior Credit and Term Facility and our consolidated net leverage ratio as of December 31, 2008 was [            ] to 1.0; however, given the current economic environment, Company management believes that revenues in the radio marketplace as well as the Company’s revenue will likely continue to decline and there is no assurance that we will continue to be in compliance with these covenants. In the event that we are not in compliance with these covenants, then it would result in a default under the terms of the Senior Credit and Term Facility, which would require us to make immediate payment of all amounts outstanding under the Senior Credit and Term Facility unless a waiver could be obtained from the lenders. In the event of a default and acceleration of the indebtedness under the Company’s Senior Credit and Term Facility, there can be no assurance that the Company would be able to obtain a waiver for or cure such default or to obtain financing on terms acceptable to us.

* * *

In connection with the Company’s response to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITADEL BROADCASTING CORPORATION:

Date: January 9, 2009	By:	/s/ Randy L. Taylor
Randy L. Taylor
Chief Financial Officer